SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                     United States Filter Corporation
                             (Name of Issuer)

                 Common Stock, Par Value $0.01 Per Share
                      (Title of Class of Securities)

                                 911843209
                              (Cusip Number)

                             W. Robert Cotham
                        201 Main Street, Suite 2600
                          Fort Worth, Texas 76102
                              (817) 390-8400
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             August 3, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,000,000 shares, which constitutes approximately 9.05% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 88,377,604 shares outstanding, which number gives effect to the proposed issuance of 8,000,000 shares of Common Stock to the Sellers.

1.   Name of Reporting Person:

     Western Farm & Cattle Company

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Interest (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: California

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,240

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.08%

14.  Type of Reporting Person: CO

1.   Name of Reporting Person:

     Ardon Moore

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /
3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     74,240 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 0.08%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Western Farm & Cattle Company.

1.   Name of Reporting Person:

     N.N. Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Interest (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,276,262

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 8.23%

14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     California Land & Cattle Company

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Interest (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: California

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     7,349,760 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 8.32%

14.  Type of Reporting Person: CO

--------------

(1) Solely in its capacity as the sole general partner of N.N. Investors, L.P. with respect to 7,276,262 shares of Common Stock.

1.   Name of Reporting Person:

     FW Ranch Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Interest (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     570,240

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.65%

14.  Type of Reporting Person: PN

1.   Name of Reporting Person:

     ST Ranch Genpar, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Interest (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     576,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.65%

14.  Type of Reporting Person: CO

--------------

(1) Solely in its capacity as the sole general partner of FW Ranch Partners, L.P. with respect to 570,240 shares of Common Stock.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) /   /

                                                       (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     576,000 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 0.65%

14.  Type of Reporting Person: IN

----------
(1)  Solely in his capacity as sole stockholder of ST Ranch Genpar, Inc.

Item 1.   SECURITY AND ISSUER.

     This statement relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of United States Filter Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 40-004 Cook Street, Palm Desert, California 92211.

Item 2.   IDENTITY AND BACKGROUND.

     (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Schedule 13D Statement on behalf of Western Farm & Cattle Company, a California corporation ("WFCC"), Ardon Moore ("AM"), N.N. Investors, L.P., a Delaware limited partnership ("NN Investors"), California Land & Cattle Company, a Delaware corporation ("CLCC"), FW Ranch Partners, L.P., a Texas limited partnership ("FW Ranch"), ST Ranch Genpar, Inc., a Texas corporation ("ST Ranch"), and Lee M. Bass ("LMB"). WFCC, NN Investors, CLCC, ST Ranch and FW Ranch are sometimes hereinafter collectively referred to as the "Sellers," and the Sellers, AM and LMB are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     (b)-(c)

     WFCC

     WFCC is a California corporation. WFCC's principal business is serving as the general partner of Western Farms, L.P. ("Western Farm"). The principal business address of WFCC, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its President and sole shareholder, AM, is set forth below. LMB has a presently exercisable option to acquire all of the capital stock of WFCC. Information regarding LMB is set forth below.

     Western Farms is a California limited partnership, the principal business of which is real estate investment. The principal business address of Western Farms, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     AM

     AM's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102, and his present principal occupation or employment at such address is serving as Vice President of Lee M. Bass, Inc. ("LMB, Inc.").

     LMB, Inc. is a Texas corporation. LMB, Inc.'s principal businesses are the ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships), farming and ranching, investing in marketable securities and real estate investment and development. The principal business address of LMB, Inc., which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling and producing hydrocarbons. The principal address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 2700, Fort Worth, Texas 76102.

     NN Investors

     NN Investors is a Delaware limited partnership, the principal business of which is serving as the sole limited partner of California Farms, L.P. ("California Farms"). The principal business address of NN Investors, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its sole general partner, CLCC, is set forth below.

     California Farms is a California limited partnership, the principal business of which is serving as the sole limited partner of Western Farms. The principal business address of California Farms, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     CLCC

     CLCC is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of NN Investors and California Farms. The principal business address of CLCC, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of CLCC are as follows:


                         Residence or             Principal Occupation
     Name                Business                 or Employment

     AM                  See above.               See above.

     William P.          201 Main Street,         Member of the
     Hallman, Jr.        Suite 2500,              law firm of Kelly,
     ("WPH")             Fort Worth, Texas 76102  Hart & Hallman, P.C.

     Peter Sterling      201 Main Street,         Vice President/
     ("PS")              Suite 3200,              CFO of LMB, Inc.
                         Fort Worth, Texas 76102

     W. R. Cotham        201 Main Street,         Vice President/
     ("WRC")             Suite 2600,              Controller of
                         Fort Worth, Texas 76102  BEPCO


     FW Ranch

     FW Ranch is a Texas limited partnership, the principal business of which is serving as the sole limited partner of FW Ranchlands, L.P. ("FW Ranchlands"). The principal business address of FW Ranch, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to its sole general partner, ST Ranch, is set forth below.

     FW Ranchlands is a Texas limited partnership, the principal business of which is real estate investment. The principal business address of FW Ranchlands, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

     ST Ranch

     ST Ranch is a Texas corporation, the principal business of which is serving as the sole general partner of each of FW Ranch and FW Ranchlands. The principal business address of ST Ranch, which also serves as its principal office, is 201 Main Street, Suite 3200, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, business or residence address, and principal occupation or employment of each director, executive officer and controlling person of ST Ranch are as follows:


                         Residence or             Principal Occupation
     Name                Business                 or Employment

     Lee M. Bass         201 Main Street,         President of LMB, Inc.
     ("LMB")             Suite 2700,
                         Fort Worth, Texas 76102

     AM                  See above.               See above.

     WPH                 See above.               See above.

     PS                  See above.               See above.

     John A. Cardwell    807 Brazos,              Partner of the law firm of
                         Suite 1001,              Cardwell & Hart.
                         Austin, Texas 78701

     WRC                 See above.               See above.

     Gary W. Reese       201 Main Street,         Treasurer of BEPCO
                         Suite 2600,
                         Fort Worth, Texas 76102

     LMB

     See above.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     None of the Sellers has yet expended any funds for the acquisition of any securities of the Issuer. See Item 6 herein. The Sellers propose to transfer certain partnership interests to the Issuer in exchange for shares of Common Stock and Warrants. The real properties that constitute the principal assets of the partnerships to be acquired by the Issuer were purchased with a combination of partner capital contributions and loans, seller financing and mortgage loans from an institutional lender.

Item 4.  PURPOSE OF TRANSACTION.

     The Sellers intend to consummate the transactions described herein in order to sell the partnership interests, to acquire a significant equity interest in the Issuer and for general investment purposes.

     The Sellers intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Sellers may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of Common Stock (or Securities convertible into or exercisable for Common Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so, including, without limitation, the restrictions contained in the agreements described in
Item 6 hereof.

     As more fully described in Item 6, the Reporting Person will obtain the right to designate a representative as a member of the Issuer's Board of Directors. The Reporting Person intend to designate AM as their representative.

     In addition, the matters set forth in Item 6 hereof are hereby incorporated by reference into this Item 4 as if fully set forth herein.

     Except as set forth in this Item 4, the Sellers have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Because, within 60 days, Sellers may acquire 8,000,000 shares of Common Stock (subject to adjustment) and Warrants to purchase 1,200,000 shares of Common Stock pursuant to the terms of the Acquisition Agreement described in Item 6 hereof, the Reporting Persons may be deemed to be the beneficial owner of such shares of Common Stock and Warrants pursuant to Rule 13d-3 under the Act. Pursuant to Rule 13d-4 under the Act, however, Sellers hereby disclaim beneficial ownership of all such shares and Warrants.

     To the best knowledge of Sellers, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of Common Stock.

     (b) At present, none of the Reporting Persons has any power to vote or direct the vote or to dispose or direct the disposition of any shares of the Common Stock.

     (c) Except as set forth herein or in the Exhibits filed herewith, to the best knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by such Reporting Person.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On August 3, 1997, Sellers and the Issuer entered into an Agreement for Sale and Purchase of Partnership Interests (the "Acquisition Agreement"), pursuant to which the Issuer agreed to issue to Sellers an aggregate of 8,000,000 shares (subject to adjustment) of Common Stock and Warrants to purchase an aggregate of 1,200,000 shares of Common Stock. The number of shares of Common Stock is subject to adjustment if the average trading price for the Common Stock over the twenty trading days ending five trading days before the closing date under the Acquisition Agreement is less than $25.05 or more than $37.575. The shares of Common Stock and Warrants are to be issued to the Sellers in exchange for all outstanding partnership interests owned collectively by Sellers in three limited partnerships (the "Partnerships") that own agricultural land and associated water rights located in California and the Southwest United States. The closing (the "Closing") of the transactions contemplated by the Acquisition Agreement (the "Acquisition") is scheduled to occur within five business days after all conditions to closing are satisfied.

     The description of the Acquisition Agreement included herein is not, and does not purport to be, complete and is qualified in its entirety by reference to the Acquisition Agreement, a copy of which is attached hereto as
Exhibit 99.2. The Acquisition Agreement and certain ancillary agreements to be executed in connection with the Closing of the Acquisition provides or will provide in pertinent part as follows:

     The Acquisition Agreement provides that at or prior to Closing, the Issuer will increase the size of its Board of Directors by one member to eleven directors. At the Closing the Issuer will use its best efforts to nominate Sellers' designee, Ardon Moore, and cause him to be elected or appointed to Issuer's Board of Directors. The Acquisition Agreement provides, and the Transfer, Registration Rights and Governance Agreement (the "Governance Agreement") to be entered into by Sellers and the Issuer at Closing will provide, that, so long as Sellers and certain permitted transferees of Sellers and their respective Affiliates continue to own collectively at least 5% of the Issuer's outstanding Common Stock, the Issuer will use its best efforts to nominate Sellers' designee as a Class I Director and cause him to be elected at the Issuer's Annual Meeting of Stockholders held in 2000 and at each subsequent Annual Meeting where Class I Directors are elected. Pursuant to the Governance Agreement, the Sellers may designate a person to fill any vacancy on the Issuer's Board caused by cessation to serve for any reason of Sellers' designee. The Governance Agreement also will provide that, so long as Sellers and certain permitted transferees and their respective Affiliates continue to own collectively at least 7 1/2% of the Issuer's outstanding Common Stock, the next vacancy caused by the cessation to serve of a non-employee director of the Issuer will be filled with a person satisfactory to Sellers.

     The Warrants will be issued pursuant to a Warrant Agreement to be executed at the Closing. The Warrants will entitle the holders thereof to purchase up to 600,000 shares of Common Stock for $50 per share and 600,000 for $60 per share, in each case subject to adjustment for certain dilutive events. The Warrants will be exercisable at any time after certain conditions are satisfied and, if such conditions are satisfied, will remain exercisable until the tenth anniversary of the Closing.

     The Issuer and Western Farms, L.P. are parties to a Confidentiality Agreement dated July 2, 1997, which contains certain "standstill" provisions with respect to the Issuer's securities. The Governance Agreement will contain standstill provisions restricting during the 29 month period commencing at the Closing the ability of Sellers, certain permitted transferees and their Affiliates to take certain actions with respect to the Issuer or its securities without the consent of a majority of the Issuer's Board of Directors, including, but not limited to, (a) the acquisition of Common Stock (or Common Stock Equivalents (as defined in the Governance Agreement)) that would result in such persons beneficially owning more than 25% of the Issuer's outstanding Common Stock, (b) making an unsolicited tender or exchange offer for the Issuer's securities or an unsolicited offer to acquire all or substantially all of the Issuer's assets, (c) entering into a voting trust or 13D Group inconsistent with the limitations in (a) and (b) above and (d) soliciting proxies in opposition to proposals approved by a majority of the Issuer's Board of Directors. The restrictions in (a) and (b) above will terminate if a third party makes a tender offer for more than 50% of the issuer's Common Stock that is not accepted or rejected by the Issuer within five days, and the restrictions in (d) above will expire if a tender offer or other change of control transaction is instituted by a third party. Also in the Governance Agreement, the Sellers will agree, during the period ending 29 months after the Closing, to vote their shares of the Issuer's Common Stock in favor of proposals recommended by the Issuer's Board of Directors, except with respect to (a) the sale of all or substantially all of the Issuer's assets, (b) the sale by merger of the Issuer, (c) charter or by-law amendments that would adversely affect the Sellers and (d) liquidation or dissolution of the Issuer.

     The Governance Agreement will also grant certain registration rights to the Sellers with respect to the Common Stock to be acquired pursuant to the Acquisition Agreement and upon exercise of the Warrants. The Sellers will have certain rights to piggyback on registration statements filed during the four-year period commencing at the Closing by the Issuer to cover the sale in underwritten offerings of securities to be sold by the Issuer or by other stockholders. In addition, the Sellers will have the right to cause the Issuer to effect two demand registrations of at least 2,000,000 shares at any time during the four-year period commencing 29 months after the Closing.

     The Governance Agreement also will provide that if the Sellers sell their shares of Common Stock except in a registered public offering or pursuant to Rule 144 or to certain permitted transferees, the Issuer will have a right of first refusal (to be exercised within one business day and closed within 15 days) to purchase the shares at the same price and on the same terms as a third party offer.

     Consummation of the transactions contemplated by the Acquisition Agreement is conditioned upon, among other things, (a) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (b) the receipt of all necessary governmental and third party consents and approvals, (c) the absence of laws, orders or proceedings prohibiting or restricting the Acquisition or depriving the parties of its benefits, (d) the continuing accuracy of the representations and warranties contained in the Acquisition Agreement, (e) the performance by the parties of their respective covenants and (f) the payment of indebtedness, exercise of options and performance of certain purchase agreements by the Partnerships.

     The Acquisition Agreement may be terminated by the parties thereto under certain circumstances, including (i) by mutual agreement, (ii) by either party if the Closing does not occur on or before November 1, 1997 (provided that the terminating party did not cause the failure to close) and (iii) by either party if the transaction is permanently enjoined by a court of competent jurisdiction.

     Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the Shares of Common Stock owned by the Sellers.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 99.1--Agreement pursuant to Rule 13d-1(f)(1)(iii).

     Exhibit 99.2--Agreement for Sale and Purchase of Partnership Interests dated as of August 3, 1997 by and among Sellers and the Issuer.

     Exhibit 99.3--Confidential Agreement dated July 2, 1997 between the Issuer and Western Farms, L.P.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:     August 13, 1997



                               N.N. INVESTORS, L.P.

                               By:  California Land & Cattle Company,
                                    General Partner

                               By:   /s/ Ardon Moore
                                           Ardon Moore, President


                               FW RANCH PARTNERS, L.P.

                               By:  ST Ranch Genpar, Inc.
                                    General Partner

                               By:   /s/ Ardon Moore
                                           Ardon Moore, President


                                /s/ Ardon Moore
                               Ardon Moore
                               Individually and as President of each
                               of Western Farm & Cattle Company,
                               California Land & Cattle Company and ST
                               Ranch Genpar, Inc.


                               LEE M. BASS


                               By:      /s/ William P. Hallman, Jr.

                                     William P. Hallman, Jr.,
                                     Attorney-in-Fact (1)

(1) A Power of Attorney authorizing William P. Hallman, Jr. to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.
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                               EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1       Agreement pursuant to Rule 13d-1(f)(1)(iii).

Exhibit 99.2 Agreement for Sale and Purchase of Partnership Interests dated as of August 3, 1997 by and between Sellers and the Issuer.

Exhibit 99.3 Confidentiality Agreement dated July 2, 1997 between the Issuer and Western Farms, L.P.